Mail Stop 4561

August 13, 2008

Nicholas D. Gerber
United States Short Oil Fund, LP
Chief Executive Officer
1320 Harbor Bay Parkway, Suite 145
Alameda, California 94502

Re: United States Short Oil Fund, LP
**   Registration Statement on Form S-1**
**   Registration No. 333-152386**
**   Filed on July 17, 2008**

Dear Mr. Gerber:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you are a registered commodity pool. Please confirm to us that you have filed this registration statement with the National Futures Association for their review.

2.   Please provide us with a complete copy of any sales materials that includes all illustrations and other inserts in the form you, the authorized purchasers, or others expect to distribute to investors in accordance with Release No. 33-6900 and by analogy to Item 19D of Guide 5. We may have further comment after we receive your materials.

Summary, page 1

3.   Please disclose whether there are any limits on your ability to invest in products other than the Crude Oil Interests.

How Does USSO Operate?, page 42

4.   We note that you may invest in petroleum-based products other than the Benchmark Futures Contracts. Please provide additional disclosure to explain the correlation between these other types of futures contracts and the price of the futures contract on light, sweet crude oil as traded on the NYMEX. It appears that to the extent they are negatively or non-correlated, your ability to meet your investment objectives would be hampered.

Plan of Distribution, page 61

5.   Please identify all authorized participants known to you as of the time of effectiveness of this registration statement that will participate in the initial offering.

Calculating NAV, page 62

6.   Please confirm that the release of the daily NAV calculation will not be disclosed to authorized purchasers or others prior to public disclosure.

Suspension or Rejection of Redemption Orders, page 66

7.   We note that the General Partner may suspend the right of redemption or postpone the settlement date if the General Partner deems it necessary for the protection of the limited partners. Please revise to explain the circumstances under which the limited partners would need protection in this context.

The General Partner Has Conflicts of Interest, page 82

8.   Please specifically explain the potential harm to investors posed by each conflict of interest. For example, in the third paragraph of this section you state that the fund may be harmed if the General Partner or its principals trade their own accounts more aggressively or opposite or ahead of the fund. Please explain specifically how that may harm investors.

9.   Please revise the disclosure to describe in more detail how the General Partner's trading decisions could be impacted by its role with the Related Public Funds.

Patent Application Pending, page 100

10.   Please provide more detailed description of the General Partner's pending patent
        application and any impact the approval or rejection of that patent may have on the fund.

Financial Statements and Notes

United States Short Oil Fund, LP

Note 1 – Organization and Business, page F-4

11.   We note that as of June 30, 2008, the Fund's organizational expenses in the amount of
        approximately $10,000 have been funded by the General Partner, United States
        Commodity Funds, LLC. We also note that the Fund does not have any obligation or
        intention to reimburse such payments. Clarify to us and disclose whether the General
        Partner plans to fund all organizational and initial offering costs of the Fund and whether
        such costs are reimbursable. Also discuss whether such non reimbursable costs are
        recognized in the Fund's financial statements.

Note 2 – Summary of Significant Accounting Policies, page F-5

Revenue Recognition, page F-5

12.   Tell us your accounting policy in recognizing a gain and loss on closed contracts, and
        revise accordingly.

United States Commodity Fund, LLC

Report of Independent Registered Public Accounting Firm, page F-10

13.   We note that the United States Commodity Funds' (USCF) auditor opinion states that
        "we conducted our audit in accordance with *auditing* standards of the Public Company
        Accounting Oversight Board (PCAOB)." The opinion should state, if true, that the audit
        was "conducted in accordance with the standards of the PCAOB." Explain to us why
        your auditors included limited language in their audit opinion, or revise accordingly.
        Refer to PCAOB Auditing Standard No. 1 and SEC Release 34-49707.

Note 3 – Capitalization and Related Party Transactions, page F-19

14.   We note that Wainwright has provided funding to USCF for offering and organizational
        costs. We also note the USCF is not required to reimburse Wainwright for any costs
        incurred. Given that Wainwright provides financial support for USCF and USCF
        provides substantial financial support for the United States Short Oil Fund, please tell us

what consideration was given in disclosing financial statements of Wainwright Holdings, Inc.

15.   We note that USCF reported advance receivable from an affiliate. Given the significance of this receivable and since the debtor is an affiliates of the USCF, please tell us what consideration you gave to providing the audited balance sheet of this affiliate.

Item 16. Exhibits and Financial Statement Schedules, page II-1

16.   Please file all required exhibits as promptly as possible. And please filed your tax and legal opinions with your next amendment or provide a draft copy of each for us to review.

* * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittendon at (202) 551-3472 or Jorge Bonilla at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Byron Cooper at (202) 551-3473, or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: James M. Cain, Esq. (*via fax*)